Exhibit (p)(4)

Appendix N

Broad Run Investment Management, LLC

Code of Ethics

As a fiduciary, Broad Run Investment Management, LLC (the “firm”) and its associates have a duty of utmost good faith to act solely in the best interests of each client. Our clients entrust us with their funds and personal information, which in turn places a high standard on our conduct and integrity. Our fiduciary duty compels all associates to act with the utmost integrity in all of our dealings. This fiduciary duty is a core aspect of our Code of Ethics and represents the expected basis of all of our dealings.

Our firm adheres to its Code of Ethics and accepts the obligation not only to comply with the mandates and requirements of all applicable laws and regulations but also to take responsibility to act in an ethical and professionally responsible manner in all professional services and activities.

This code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield associated persons from liability for personal trading or other conduct that violates a fiduciary duty to advisory clients.

Standards of Conduct

*	The interests of clients will be placed ahead of the firm’s or any associate’s interests.

*	All known or potential conflicts of interest will be disclosed to our clients.

*
Associates are expected to conduct their personal securities transactions in accordance with the policy and will strive to avoid any actual or perceived conflict of interest with the client. Questions regarding the appearance of a conflict with a client should be discussed with the Chief Compliance Officer before taking action that may result in an actual conflict.

*	Associates will not take inappropriate advantage of their position with the firm.

*	Associates are expected to always comply with securities laws, which include anti-‐fraud provisions.

*	Investment adviser representatives will be appropriately registered or exempted in each jurisdiction theyconduct advisory business as required by regulation.

*	Business titles and professional designations will be accurate and avoid public misperception as to the associates position, education and background.

Protection of Non-‐Public Information: Associates will exercise diligence and due care in maintaining and protecting client non-‐public personal information and will be familiar with the firm’s published privacy policies. Any known or suspected privacy breach must be immediately reported.

The firm may have written arrangements with third-‐party providers to perform certain client or firm services. While associates may not be directly involved in this activity, they are expected to not divulge information regarding securities recommendations or client securities holdings to any individual outside of the firm, except:

●	To complete transactions or account changes (i.e., communications with custodians);

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Appendix N

●	As necessary to maintain or service a client account (i.e., communications with a client attorney);

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With a service provider that supports the firm and only following the firm entering into a contractual agreement that prohibits the disclosure or use of confidential information and only as necessary to carry out its assigned responsibilities; and

●	As permitted or required by law.

Personal Conduct: Associates are expected to conduct themselves with the utmost integrity and avoid any actual or perceived conflict with our clients. In this spirit, the following are required:

●	Insider Trading – Associates must review and acknowledge their understanding and adherence to the firm’s Insider Trading Policy.

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Gifts – All associates are prohibited from receiving any gift, gratuity, hospitality or other offering of more than de minimis value from any person or entity doing business with the firm. This gift policy generally excludes items or events where the employee has reason to believe there is a legitimate business purpose. The latter to be pre-‐approved by the Chief Compliance Officer (CCO).

●
Political Contributions – The firm does not engage in direct or indirect political contributions. Any political contributions for or by the firm or anyone associated with the firm in a solicitation capacity is strictly prohibited.

●	Splitting of Fees – Sharing or splitting of advisory fees will only occur with other appropriately registered personnel and only as approved by the firm.

●	Director for an Outside Company – The firm prohibits an associate from serving as a director for an outside entity whose products, services or activities may be a conflict of interest.

●	Outside Business Interests – Any associate wishing to engage in business activities outside of the firm must seek approval from the CCO prior to the engagement.

●	Payment of Services – Advisory client payment of services will be made only to the firm.

Employee Acknowledgement: New associates will acknowledge they have read, understand, and agree to comply with our Code of Ethics within the 10 days of hiring with the firm. All associates will annually reaffirm their understanding of the firm’s Code of Ethics.

Personal Securities Trading Policy

Associated and related persons of the firm will report, and the firm will periodically review, personal securities accounts and holdings. The firm defines an associated person (“AP”) to mean any employee of the investment adviser; a related person includes immediate family members who receive any economic benefit from an AP (i.e., spouse, minor child, etc).

NOTE: A lack of transaction report submission will be interpreted as a lack of any transaction during the reporting period. Should it later be determined that a transaction in fact occurred, the AP will be referred to the Chief Compliance Officer (CCO).

Trading Pre-‐Clearance: APs are required to pre-‐clear all personal securities transactions in restricted securities through the CCO or his designee prior to the transaction, with the following exceptions:

●	Purchases which are part of a dividend reinvestment plan (DRIP);

●
Any acquisition of a security through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-‐offs or similar corporate reorganization or distributions generally applicable to all holders of the same class of securities and without any investment decisions being taken by the AP.

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Appendix N

This obligation applies to transactions in which the AP has either direct or beneficial ownership. The clearance will be effective through the end of the business day on which it was granted and is automatically revoked if the AP or CCO or qualified designee discovers that the information provided at the time the personal trade was approved is no longer accurate. Pre-‐clearance for a restricted security will be granted when there are no active client orders in the market in the restricted security, the CCO or qualified designee has a reasonable basis to conclude that no new client orders are expected that day in the restricted security, and there are no violations of the firm’s policy on personal security transactions.

Restricted Securities: Restricted securities are defined as all publicly traded debt and equity securities, derivatives of and securities exchangeable into publicly traded debt and equity securities (options, warrants, convertibles, etc.), IPOs, ETFs, ETNs, and limited offerings, with the following exceptions:

●	US Treasury securities

●	bankers’ acceptances

●	certificates of deposit (CDs)

●	repurchase agreements

●	commercial paper

●	open end mutual funds (including all money market funds)

Blackout Period: The price paid or received by a client account for any restricted security should not be adversely affected by an AP buying or selling the same restricted security on the same day. Therefore, APs are not allowed to trade a restricted security on the same day as a client. Furthermore, when the firm has or expects to have an open order for the purchase or sale of a restricted security for any of its clients, APs will not be allowed to affect personal transactions in such a restricted security until the day after the client’s order is completely filled.

Short Swing Profits: APs may not profit from the purchase and sale or sale and purchase of the same restricted security within 30 calendar days. Nothing in this restriction shall be deemed to prohibit the taking of a loss through trading within a period shorter than 30 calendar days.

Exceptions: Exceptions must be requested of and approved by the CCO or his designee, in writing, and are typically only granted for the execution of a closing position involving a derivative product (i.e. option, warrant, etc.) where the AP has held a position in such a product for more than 30 calendar days (in the event of a gain) and where the product will expire concurrent with or before the end of the blackout period.

Initial Holdings Report: APs will report to the CCO or qualified designee within 10 days of hiring or upon opening an account thereafter with the following initial holdings information (which must be current within 30 days prior to be provided) involving:

●	Name of each custodian, broker/dealer or bank the AP maintains an account where any securities were held for the direct or indirect benefit of the AP;

●	Account number and type registration (individual, joint, etc.) for each AP account;

●	Type of securities (equities/debt), number of shares or principal amount of each security the AP has had either direct or indirect beneficial ownership; and

●	Date the report was submitted by the AP.

The CCO will communicate in writing with the bank, custodian and/or broker/dealer of record for the AP and related persons to request duplicate statements and confirmations be sent to the firm at its main office as they are disseminated.

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Appendix N

NOTE: A lack of transaction report submission will be interpreted as a lack of any transaction during the period. Should it later be determined that a transaction in fact occurred, the AP will be referred to the CCO.

Quarterly Transactions Reports: Every AP will report, no later than 30 days following the end of each calendar quarter, to the CCO or designee the following:

With respect to transactions in any security in which any AP has, or by reason of such transactions acquires, any direct or indirect ownership in the security involved:

●	Date of transaction, title and type of securities, interest rate and maturity date (if applicable), and number of shares (equities) or principal amount (debt securities) of each security involved;

●	Nature of transaction (purchase, sale or any other type of acquisition or disposition);

●	Price of security at which the transaction was affected;

●	Name of the custodian, broker/dealer or bank through which the transaction occurred; and

●	Date the report was submitted by/for the AP.

With respect to any account established by the AP in which any securities were held during the quarter for the direct or indirect benefit of the AP:

●	Name of the custodian, broker/dealer or bank with whom the account was established;

●	Date the account was established; and

●	Date the report was submitted by/for the AP.

Annual Holdings Reports: Each AP will report to the CCO or designee no later than 45 days following the end of the calendar year:

●	Name of each custodian, broker/dealer or bank the AP maintains an account where any securities were held for the direct or indirect benefit of the AP;

●	Account number and type registration (individual, joint, etc.) for each AP account;

●	Type of securities (equities/debt), number of shares or principal amount of each security the AP has had either direct or indirect beneficial ownership; and

●	Date the report was submitted by the AP.

Code of Ethics and Personal Trading Policy Violations

All associates are required to report promptly any violation of this policy to the CCO, including the discovery of a possible violation committed by another employee. Items that should be reported include but are not limited to non-‐compliance with federal securities laws, conduct that is harmful to our clients or the firm, etc.

As noted above, employees are encouraged to report any violations or apparent violations and such reports will not be negatively viewed, even if the reportable event upon further review is determined to not be a violation if the employee reported such apparent violation in good faith.

Code of Ethics and Personal Securities Trading Policy Sanctions

Upon discovering a violation of policy, the firm may impose any sanctions as deemed appropriate, including disgorgement of profits, trade reversals, and up to and including termination.

Broad Run Investment Management, LLC	March 2013

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